VIA EDGAR

July 27, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:        Coventry Health Care, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-16477

Dear Mr. Rosenberg:

On behalf of Coventry Health Care, Inc. (the “Company,” “we” or “our”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), as detailed in the Staff’s letter dated July 16, 2012 (the “Comment Letter”).

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
•	the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses are set forth below and are numbered to correspond to the numbering of the Staff's comments in its Comment Letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers to the 2011 Form 10-K.

6720-B Rockledge Drive • Suite 700 • Bethesda, MD  20817-1850
301-581-0600 • 800-843-7421

Mr. Jim B. Rosenberg
July 27, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue Recognition, page 35

Comment Number 1

During the fourth quarter 2011 earnings conference call you stated that you ended the year with a significant minimum medical loss ratio rebate accrual.  Please provide us proposed disclosures to be included in future periodic reports that quantifies the amount of the rebate you recorded against revenues during 2011.  Please confirm that you will disclose any material changes in prior period estimates.

Response to Comment Number 1

We have not previously disclosed the amounts recorded to revenue for estimated minimum medical loss ratio rebates established by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, “PPACA”), because these amounts were not material to our financial position or results of operations for 2011.

Quantitatively, the total amount of minimum medical loss ratio rebates accrued as a reduction to revenue in 2011 and recorded on the Consolidated Balance Sheet as of December 31, 2011 of $52.2 million represented less than 0.5% of total operating revenue of $12.2 billion for the year ended December 31, 2011 and less than 2.5% of current liabilities of $2.4 billion at December 31, 2011. We did not disclose the amount of accrued rebates in the 2011 Form 10-K given that the amount was not material to our results of operations or financial position.

We have disclosed and will continue to disclose information about our minimum medical loss ratio rebates obligations to the extent it assists readers in understanding any trends and non-recurring events affecting our results of operations. For example, in our Form 10-Q for the period ended March 31, 2012 filed on May 8, 2012 under “Segment Results - Commercial Programs Division - Quarters Ended March 31, 2012 and 2011” we disclosed that:

Commercial risk revenue decreased over the prior year quarter due to lower membership….  This decrease was partially offset by minimum medical loss ratio rebate accrual reductions of $28.7 million ….

This disclosure was included because a change in the prior-period balance was a contributing factor to the period-over-period change in operating earnings in our Commercial Programs Division.

As disclosed in the 2011 Form 10-K, the amounts recorded for minimum medical loss ratio rebates accruals are “based on judgments and estimated information, including utilization, unit cost trends, quality improvement costs, and product pricing, features and benefits.” As we consider minimum medical loss ratio rebates in the pricing of our products and operate in tight competitive commercial markets, we expect minimum medical loss ratio rebates amounts to remain immaterial in the future. Additionally, given the effect of minimum medical loss ratio rebates was not material to the 2011 results of operations, the 2011 results were comparable to other historical periods reported.

To the extent that our accruals for minimum medical loss ratio rebates change materially in subsequent periods or actual rebate payments become or are expected to become material to our financial position, results of operations or cash flows, we will appropriately disclose that information.

Mr. Jim B. Rosenberg
July 27, 2012

Investments, page 38

Comment Number 2

Please provide us proposed disclosures to be included in future periodic reports that clarifies the source of the credit ratings included on pages 39 and 47.

Response to Comment Number 2

In future filings, we will include disclosures that clarify the source of any credit ratings that may be included in the description of the Company’s financial investments, as reflected in the following proposed disclosure (amended disclosure highlighted):

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies (reference to page 39 above)

Our municipal bond investments remain at an investment grade status based on their own merits (excluding monoline insurers).  Although we do not rely on bond insurers exclusively to maintain our high level of investment credit quality, $244.9 million of our $1,032.9 million total state and municipal bond holdings are insured through a monoline insurer.  For our mortgage-backed and asset-backed securities, our holdings remain at investment grade with “AA+” and “AAA” ratings, respectively. These investment ratings are based on the weighted average credit rating as provided by S&P. We participate in only the higher level investment tranches.  For our asset-backed securities, we only participate in offerings that are over collateralized to further protect our principal investment.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (reference to page 47 above)

Our investment guidelines require our fixed income securities to be investment grade in order to provide liquidity to meet future payment obligations and minimize the risk to the principal. The fixed income portfolio includes government and corporate securities with an average quality rating of “AA-” and an effective duration of 3.66 years as of December 31, 2011. The average quality rating is based on the weighted average credit rating as provided by S&P. Typically, the amount and duration of our short-term assets are more than sufficient to pay for our short-term liabilities and we do not anticipate that sales of our long-term investment portfolio will be necessary to fund our claims liabilities.

Mr. Jim B. Rosenberg
July 27, 2012

Liquidity and Capital Resources
Cash Flows, page 48

Comment Number 3

Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in net cash from investing activities and financing activities for all periods presented.  Your current disclosure only explains the cash from investing and financing activities for 2011.

Response to Comment Number 3

In future filings, we will include disclosures explaining the changes in net cash from investing and financing activities for all periods presented.  In addition to an explanation of changes in net cash from investing and financing activities for the current period, the following is proposed disclosure, for prior periods, that we will include in the Company’s Form 10-K for the fiscal year ending December 31, 2012:

Cash flows from investing activities in 2011 were lower than 2010 by $751.7 million primarily due to an increase in net purchases of investments in 2011 partially offset by lower payments for acquisitions in 2011.

Cash flows from financing activities in 2011 were lower than 2010 by $87.7 million primarily due to increased share repurchases in 2011 partially offset by an increase in net borrowings in 2011.

We trust that our letter has addressed the Staff's comments. If you have any questions regarding our response, please contact the undersigned at (301) 581-5687 or Mr. John J. Ruhlmann, Senior Vice President and Corporate Controller, at (301) 581-5867.

Very truly yours,

/s/ Randy P. Giles

Randy P. Giles
Executive Vice President, Chief Financial Officer and Treasurer